KW 3/8

13013871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
405

SEC FILE NUMBER
8-40218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Alliance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center, 200 Liberty Street
(No. and Street)

New York (City) New York (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Dehmen 770 690-3488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Cooper, LLP
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) GA (State) 30309-3851 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Dahmen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Alliance Associates, Inc, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Craig Dahmen
Chief Financial Officer
Title

Notary Public

Judith R. Embry
Notary Public
Cobb County, GA
June 17, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Report of Independent Auditors on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royal Alliance Associates, Inc.

(An indirectly wholly-owned subsidiary of
American International Group, Inc.)

Financial Statements and
Supplementary Information
December 31, 2012

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Index
December 31, 2012

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of
Royal Alliance Associates, Inc.

We have audited the accompanying financial statements of Royal Alliance Associates, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

pwc

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2013
Atlanta, Georgia

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2012

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	32,157
Cash segregated under federal and other regulations		661
Receivables from investment advisors		4,709
Receivables from broker-dealers and clearing organizations (Note 4)		7,505
Securities owned		224
Securities pledged to insurance company		563
Notes and accounts receivable from registered representatives, net of allowance of $333		3,165
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $1,062		7
Intangible assets, net of accumulated amortization of $5,293		1,439
Deferred tax asset, net		10,799
Income taxes receivable from Parent		687
Prepaid expenses and other assets		10,093
Total assets	$	72,009
Liabilities and Stockholder's Equity		
Commissions payable	$	7,198
Accounts payable and accrued expenses		11,095
Payables to affiliates, net of receivables (Note 7)		7,494
Securities sold, not yet purchased		1
Total liabilities		25,788
Commitments and contingencies (Note 10)		
Stockholder's Equity		
Common stock - $.10 par value; 1,500,000 shares authorized; 100,000 shares issued and outstanding		10
Additional paid-in capital		27,285
Retained earnings		18,926
Total stockholder's equity		46,221
Total liabilities and stockholder's equity	$	72,009

The accompanying notes are an integral part of these financial statements.

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Operations
Year Ended December 31, 2012

Commissions	
Commission revenue	$ 187,231
Commission expense	(169,391)
Net retained commissions	17,840
Other revenues	
Investment advisory fee revenue	160,837
Sponsor revenue	24,683
Interest income	49
Other income	22,341
Total other revenues	207,910
Other expenses	
Investment advisory fee expense	(149,178)
Marketing and meeting expense	(3,830)
General and administrative	(54,776)
Clearance and other expense	(6,757)
Total other expenses	(214,541)
Income before income taxes	11,209
Income tax expense	(4,652)
Net income	$ 6,557

The accompanying notes are an integral part of these financial statements.

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2012	100,000	$ 10	$ 27,279	$ 40,369	$ 67,658
Capital contribution from Parent	-	-	6	-	6
Dividends paid to Parent	-	-	-	(28,000)	(28,000)
Net Income	-	-	-	6,557	6,557
Balances at December 31, 2012	100,000	$ 10	$ 27,285	$ 18,926	$ 46,221

The accompanying notes are an integral part of these financial statements.

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2012

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	6,557
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		752
Deferred taxes		(1,672)
Non-cash capital contribution from Parent		6
Changes in operating assets and liabilities		
Receivables from broker dealers and clearing organizations		3,808
Receivables from investment advisors		127
Securities owned, at market value		(5)
Securities pledged to insurance company		(287)
Notes and accounts receivable from registered representatives		(993)
Prepaid expenses and other assets		(2,426)
Commissions payable		(5,821)
Accounts payable and accrued expenses		102
Securities sold, not yet purchased		(276)
Payables to affiliates, net		3,656
Income taxes receivable from Parent		(965)
Net cash provided by operating activities		2,563
Cash flows used in financing activity		
Dividend paid to Parent		(28,000)
Net decrease in cash and cash equivalents		(25,437)
Cash and cash equivalents		
Beginning of year		57,594
End of year	$	32,157
Supplemental cash flow information		
Net taxes paid	$	7,289

Noncash financing activity

During the year ended December 31, 2012, the Company recorded officer compensation totaling $6 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Royal Alliance Associates, Inc. (the "Company") is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG"), which in turn is a wholly-owned subsidiary of American General Life Insurance Company, Inc. ("AGL"). AGL is a wholly-owned subsidiary of SAFG, Inc., which is a wholly-owned subsidiary of SAFG Retirement Services, Inc. (the "Parent"), which is wholly-owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by the Parent and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities:

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, *Disclosures about Offsetting Assets and Liabilities*. These disclosure requirements are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on an entity's financial position. Entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, entities are required to disclose collateral received and posted in connection with master netting agreements or similar arrangements. This guidance is effective for interim and annual periods beginning on or after January 1, 2013. On January 31, 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,* which limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply ASU 2013-01 for annual reporting periods beginning on or after January 1, 2013. This date coincides with the effective date of the disclosure requirements in ASU 2011-11.The adoption of this guidance will result in increased disclosures, but will have no effect on the Company's financial condition or results of operations.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs:

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,* to converge the fair value measurement guidance in US GAAP with the fair value measurement guidance concurrently issued by the International Accounting Standards Board for International Financial Reporting Standards ("IFRS"). The amended guidance does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under US GAAP. While many of the changes are clarifications of existing guidance or wording changes to align with IFRS, the amended guidance changes some fair value measurement principles and disclosure requirements. For non-public entities, the amendments were effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this guidance did not have a material effect on the Company's financial condition or results of operations.

Commission Revenue and Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenue from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual funds, variable annuity and other products of the Sponsors, as well as in return for attendance at the Company's annual representative convention. The Company records sponsor revenue when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date. Gains and losses arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are carried at fair value on the Statement of Financial Condition. Realized and unrealized gains and losses are reflected in other income in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Repayable and Forgivable Notes Receivable from Registered Representatives
Repayable notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years. These loans are included in notes and accounts receivable from registered representatives on the Statement of Financial Condition.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Each year, a portion of these loans will be forgiven (generally over a period of three to seven years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets on the Statement of Financial Condition.

Reserves are established on these receivables if it is determined that it is probable the amount will not be collected.

Furniture, Equipment, and Software
Furniture, equipment, and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Intangible Assets
Intangible assets are amortized over their useful lives. The Company's current intangible assets are being amortized over periods ranging from six to ten years. Amortization expense for 2012 was approximately $734,000.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Additionally, certain officers of the Company, the Parent, and AIG participate in various other compensation plans of AIG. The Company is allocated a portion of these expenses from AIG through the Parent and records those expenses in general and administrative expense in the accompanying Statement of Operations with an offsetting liability recorded as a payable to affiliates in the accompanying Statement of Financial Condition.

Income Taxes

The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Any differences between the amount of tax expense/benefit recognized on the separate return method and the amount ultimately allocated to the Company by the Parent under its tax sharing agreement is recognized in equity as a distribution/contribution to/from the Parent. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates. Tax penalties and interest are included in general and administrative expenses. Interest and penalties, when incurred, are recognized in general and administrative expense.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $661,000 as of December 31, 2012 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated breakpoint refund reserves.

4. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2012, consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$	1,814
Fees and commissions receivable		5,691
	$	7,505

5. Furniture, Equipment, and Software

Furniture, equipment, computer hardware and software consist of the following at December 31, 2012:

(in thousands of dollars)

Computer equipment	$ 82
Furniture, fixtures and equipment	950
Software	37
Total	1,069
Less: Accumulated depreciation and amortization	(1,062)
	$ 7

Depreciation and amortization expense on these assets totaled approximately $17,000 for the year ended December 31, 2012 and is included in general and administrative expenses in the accompanying Statement of Operations.

6. Securities at Fair Value

Securities at fair value at December 31, 2012, are summarized as follows:

(in thousands of dollars)	Balance December 31, 2012	Level 1	Level 2
Securities owned, at fair value			
Municipal and other governmental bonds	$ 104	$ -	$ 104
Corporate Bonds	58	$ -	58
ETF's	28	28	-
Preferred and common stock	28	28	-
Certificates of Deposit	6	6	-
	$ 224	$ 62	$ 162
Securities sold, not yet purchased			
Corporate Bonds	$ (1)	$ -	$ (1)
Securities pledged, at fair value			
Money Market	$ 563	$ 563	$ -
Cash equivalents, at fair value			
Money Market	$ 28,460	$ 28,460	$ -

There were no Level 3 securities at December 31, 2012. During 2012, there have been no transfers of securities between levels.

7. Related Party Transactions

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2012 includes approximately $7,979,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2012 included approximately $6,300,000 paid on sales of products sponsored by Affiliates.

AIG AG negotiates insurance policies and allocates the expense to each individual broker dealer. For the year ended December 31, 2012, the Company was allocated approximately $428,000 for these expenses, which is included in clearance and other expenses in the accompanying Statement of Operations.

The Company has pledged approximately $563,000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to approximately $5,838,000 for the year ended December 31, 2012, which is included in other income in the Statement of Operations.

At December 31, 2012 the Company had the following intercompany receivables and payables to and from affiliates:

(In thousands of dollars)	**Due (to)/from**
SunAmerica Annuity	$ (553)
SAFG RS, Inc.	(1,849)
V2020 Wealth Management Corp	(80)
FSC Securities Corporation	69
SagePoint Financial, Inc.	(13)
AIG Advisor Group, Inc.	(5,068)
	$ (7,494)

8. Income Taxes

The components of the income tax benefit for the year ended December 31, 2012 are as follows:

(in thousands of dollars)

Current		
Federal expense	$	6,834
State and local expense		407
Current expense		7,241
Deferred		
Federal benefit		(2,552)
State and local benefit		(37)
Deferred benefit		(2,589)
Total expense	$	4,652

Deferred tax assets and liabilities principally arise as a result of temporary differences from deferred compensation and related accrued interest, legal reserves and errors and omission reserves. The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of approximately forty two percent for the year ending December 31, 2012 results from the following:

(in thousands of dollars)	Tax expense	Tax Rate
Expected tax at 35%	3,923	35.00%
Meals & Entertainment	23	0.20%
Tax Penalties	1	0.01%
Incentive Stock Options	2	0.02%
Other Permanent items	12	0.11%
State Taxes (net of federal benefit)	242	2.16%
Return To Provision Credits - Others	(36)	-0.32%
Federal Return to Provision	39	0.35%
Federal Discrete Adjustments		
Tax Impact of Expense Allocations	472	4.21%
Pension Expense to Deferred	(26)	-0.23%
Total Income Tax Expense	4,652	41.50%

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

Income taxes receivable to the Parent are comprised of the following at December 31, 2012:

(in thousands of dollars)

Payable for federal taxes	$	(841)
Receivable for state taxes		1,528
	$	687

9. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2012, the Company had net capital of $10,850,698, which was $10,600,698 in excess of the amount required. The Company had no debit items at December 31, 2012.

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of this Rule.

10. Commitments and Contingencies

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or equity security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by an affiliate of AIG. Amounts not covered by such insurance will be paid directly by the Company.

Deferred Compensation

AIG has established a nonqualified deferred compensation plan (the "Plan") in which certain of the Company's registered representatives were allowed to elect to participate along with registered representatives of other affiliated companies. Effective January 2009, the Plan was frozen; no future contributions are allowed. The compensation deferral was deposited into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the Plan.

Additionally at December 31, 2012, the Company has established a liability of approximately $198,000 to provide certain participants up to a 2.75% cumulative return upon payout as provided in the Plan documents.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Clearing Broker-Dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

Leases

At December 31, 2012, the Company has an operating office lease commitment which commenced in February 2007 and expires in January 2017.

The Company recognizes rents on a straight-line basis. The lease provides for monthly base rents of approximately $281,000 over the life of the lease with scheduled increases in base rents to begin in 2012. Leasehold improvement allowances of approximately $3,500,000 were provided by the lessor to the Company as an inducement to the lease commitment. The Company incurred approximately $4,500,000 of additional leasehold improvements above the stated allowance. All leasehold improvements are to be retained by the landlord upon expiration of the lease. As a result, leasehold

improvements paid by the Company are considered to be prepaid rents. Amortization of prepaid rents is included in general and administrative expense in the accompanying Statement of Operations.

At December 31, 2012, a deferred rent liability of approximately $1,476,000 is included in accounts payable and accrued liabilities in the accompanying Statement of Financial Condition. The Company's rent expense for the year ended December 31, 2012 aggregated approximately $3,642,000.

At December 31, 2012, the aggregate minimum annual obligations under this non-cancelable operating lease are as follows.

(In thousands of dollars)

2013	$ 3,779
2014	3,779
2015	3,779
2016	3,779
2017	3,464
	$ 18,580

11. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 27, 2013, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2012

Schedule I

(in thousands of dollars)

Total stockholder's equity	$ 46,221
Less nonallowable assets	
Other unsecured receivables	(2,453)
Prepaid expenses and other assets	(10,035)
Furniture, equipment and software, net	(7)
Deferred taxes, net	(10,799)
Securities pledged to insurance company	(563)
Notes and accounts receivable from registered representatives, net	(3,165)
Income taxes receivable from Parent	(1,528)
Intangible assets, net of accumulated amortization of $5,293	(1,439)
Receivable from Investment Advisors	(4,709)
Net capital before haircuts on securities positions	11,523
Less: Haircuts	
Deductions for excess Fidelity Bond	(30)
Haircuts on securities owned	(642)
Net capital	$ 10,851
Alternative minimum net capital requirement	(250)
Excess net capital	$ 10,601

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)

(in thousands of dollars)

Net capital as reported in the Company's Part II (unaudited) Focus Report	$ 10,867
Adjustments:	
Recruiting Bonus	246
Federal tax expense	(262)
Net Capital per above	$ 10,851

Royal Alliance Associates, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2012 **Schedule II**

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(2)(ii).

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Royal Alliance Associates, Inc.

In planning and performing our audit of the financial statements Royal Alliance Associates, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309-3851
T: (678) 419 1000, www.pwc.com/us

pwc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013
Atlanta, Georgia

pwc

Report of Independent Accountants

To the Stockholder and Board of Directors
of Royal Alliance Associates, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Royal Alliance Associates, Inc. (the "Company") for the year ended December 31, 2012, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. August payment of $274,964 agreed to check #66023706 from JPMorgan Chase Bank, provided by Simmone Fields, Controller. Payment made with Form SIPC-7 in the amount of $280,251 was agreed to payment request provided by Simmone Fields, Controller. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $395,140,098 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012. No such differences were noted as a result of this procedure. Total revenue reported was calculated by adding the following line items on page 3 of the audited Form X-17A-5: Commission Revenue, Investment Advisory Fees, Sponsor Revenue, Interest Income, and Other Income.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable annuities, from business of insurance, from investment advisory services rendered to investment

registered investment companies or insurance separate accounts and from transactions in security futures products, of $166,952,441 to a supporting schedule provided by Simmone Fields, Controller. No difference was noted.

b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $5,759,000 to supporting schedule provided by Simmone Fields, Controller. No difference was noted.

c. Compared deductions on line 2c(9), 40% of interest earned on customer securities accounts, of $342,680, to a supporting schedule provided by Simmone Fields, Controller. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $222,085,977 and $555,215, respectively] of the Form SIPC-7.

      SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted.

      The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted.

   b. Footed the supporting schedules provided by Simmone Fields, Controller, for procedure 3 above and agreed the individual amounts listed on each schedule to the trial a balance for the period January 1, 2012 to December 31, 2012. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013
Atlanta, Georgia

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040218 FINRA DEC
ROYAL ALLIANCE ASSOCIATES, INC 15*15
ONE WORLD FINANCIAL CENTER
15 FLOOR
NEW YORK, NY 10281

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Simmone Fields (770) 916-6558

2. A.	General Assessment (item 2e from page 2)		$555,215
B.	Less payment made with SIPC-6 filed (exclude interest) 08/1/2012 Date Paid		(274,964)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		280,251
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$280,251
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$280,251	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ROYAL ALLIANCE ASSOCIATED, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of FEBRUARY, 20 13.

CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 395,140,098
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(166,952,441)
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(5,759,000)
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 342,680

Enter the greater of line (i) or (ii)	(342,680)
Total deductions	(176,054,121)
2d. SIPC Net Operating Revenues	$ 222,085,977
2e. General Assessment @ .0025	$ 555,215

(to page 1, line 2.A.)